Filed by First Trust Strategic High Income ETF Pursuant to Rule 425 under the
     Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

                                    Subject Company: First Trust High Income ETF
                                                  Commission File No.: 811-22717
                           Subject Company: First Trust Dividend and Income Fund
                                                  Commission File No.: 811-22080


FIRST TRUST                                                 SHAREHOLDER SERVICES
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                                IMPORTANT NOTICE

Re: First Trust Dividend and Income Fund

Dear Shareholder:

We have tried unsuccessfully to contact you regarding a very important matter regarding your investment in First Trust Dividend and Income Fund. This matter pertains to an important operating initiative for the Fund which requires your response. It is very important that we speak to you regarding this matter. The call will only take a few moments of your time and there is no confidential information required. Please contact us toll-free at 1-866-416-0554 EXTENSION 11034 between 9:00 a.m. and 10:00 p.m. Eastern time Monday through Friday. At the time of the call please reference the number listed below.

Thank you.
Sincerely,

/s/ James A. Bowen
---------------------
James A. Bowen
Chairman of the Board of Trustees,
First Trust Dividend and Income Fund
First Trust High Income ETF

                                                     REFERENCE NUMBER: 123456789
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                      FIRST TRUST DIVIDEND AND INCOME FUND
           120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187


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                                  FIRST TRUST

                   IMPORTANT NOTICE REGARDING YOUR INVESTMENT
                      FIRST TRUST DIVIDEND AND INCOME FUND
           120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187
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                                                              September 22, 2016

Dear Shareholder:

FIRST TRUST DIVIDEND AND INCOME FUND recently sent to you proxy material regarding the upcoming Joint Special Meeting of Shareholders. Your important proxy voting instructions are needed on a proposal affecting the Fund. The Special Meeting is scheduled to be held on Monday, October 3, 2016 at the offices of First Trust Advisors L.P., 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187 at 4:00 p.m. Central Time.

THE FUND'S RECORDS INDICATE THAT YOU HAVE NOT YET VOTED. PLEASE TAKE A MOMENT NOW TO CAST YOUR IMPORTANT VOTE SO THAT YOUR SHARES MAY BE REPRESENTED AT THE JOINT SPECIAL MEETING.

Detailed information about the Joint Special Meeting and the proposal can be found in the proxy statement. To simplify matters we have included an additional copy of your proxy card(s) for your convenience. Should you have any questions about the proposal, or about how to vote, please call 1-866-416-0554.

Thank you in advance for your attention to this important matter.

Sincerely,

/s/ James A. Bowen
---------------------
James A. Bowen
Chairman of the Board of Trustees,

First Trust Dividend and Income Fund

First Trust High Income ETF

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VOTING IS EASY. Please take a moment now to cast your vote using one of the voting options listed below:

1. VOTE BY PHONE. Simply dial the toll-free number located on the enclosed proxy card. Please have the proxy card available at the time of the call.

2. VOTE VIA THE INTERNET. Simply visit the website indicated on the enclosed proxy card and follow the instructions on the website.

3. VOTE BY MAIL. You may cast your vote by signing, dating and mailing the enclosed proxy card in the postage-prepaid return envelope provided.

                                                                       OBO-11034